Exhibit 7.1

Statement explaining computation of ratio of “Earnings to fixed charges” under IFRS

		Year ended December 31,
		2013	2012	2011	2010	2009
		(millions of euros)
Earnings
Profit (loss) before tax from continuing operations		532	(293)	(3,253)	3,765	3,339
Fixed charges		1,958	2,148	2,102	2,178	2,177
Amortization of capitalized interest and issue debt discounts or premiums		4	—	—	—	—
Dividends from associates and joint ventures accounted for using the equity method		—	—	—	1	20
Share of losses of associates and joint ventures accounted for using the equity method		—	7	41	18	11
Capitalized interest for the applicable period		—	(52)	(12)	—	—
Share of earnings of associates and joint ventures accounted for using the equity method		—	(1)	(2)	(117)	(80)

	(A)	2,494	1,809	(1,124)	5,845	5,467
Fixed charges
Interest expenses (both expensed and capitalized)		1,915	2,106	2,057	2,134	2,129
Issue costs and any original issue debt discounts or premiums		—	—	—	—	7
Estimated interest within rental expense for operating leases (1)		43	42	45	44	41

	(B)	1,958	2,148	2,102	2,178	2,177
Ratio of Earnings to fixed charges (A/B) (2)(3)		1.27	0.84	(0.53)	2.68	2.51

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
(2)

Due to the loss in 2012 and in 2011, the ratio coverage was less than 1:1. The company would have needed to generate additional earnings of 339 million euros in 2012 and 3,226 million euros in 2011 to achieve a coverage of 1:1.

(3)

The calculation of the ratio of earnings to fixed charges excludes discontinued operations. However the impact on the ratio from the inclusion of the interest expenses related to discontinued operations would be immaterial.